Exhibit 7

Computation of Ratios for Fiscal Years ended December 31, 2010, 2011 and 2012

	2010	2011	2012
	CNY’000	CNY’000	CNY,000
Current assets (a)	176,475	255,733	347,255
Current liabilities (b)	328,461	585,046	1,097,879
Current ratio (c=a/b)	0.54x	0.44x	0.32x
Working capital (d=a-b)	(151,986)	(329,313)	(750,624)
Short-term bank loans and current portion of long-term bank loans (e)	100,000	225,000	443,900
Mining rights payable – current (f)	19,192	22,612	25,568
Long-term bank loans (g)	318,742	523,742	569,630
Mining rights payable – non-current (h)	132,966	103,378	77,810
Total interest-bearing debt (i=e+f+g+h)	570,900	874,732	1,116,908
Total shareholders’ equity (j)	535,909	625,893	546,875
Total capital (k=i+j)	1,106,809	1,500,625	1,663,783
Ratio of interest-bearing debt to Total capital (l=i/k)	52%	58%	67%